                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 _____________


                                   FORM 11-K


(Mark One)
                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
[X]                    SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1997

                                      OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
[_]                   SECURITIES EXCHANGE ACT OF 1934

                    For the transition period from      to

                         Commission file number 1-8940


                               ________________

                  Long Term Savings Plan for Union Employees
                 Three Lakes Drive, Northfield, Illinois 60093

                     (Full title and address of the plan)


                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

================================================================================

                  LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
                          ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


                               TABLE OF CONTENTS

                                                          Page (s)
                                                          --------
Report of Independent Accountants.......................        3

Financial Statements:
  Statements of Financial Condition as of December 31,
   1997 and 1996........................................      4-5
  Statements of Income and Changes in Plan Equity for
   the years ended December 31, 1997, 1996 and 1995.....      6-8
  Notes to Financial Statements.........................     9-18

Signatures..............................................       19

Schedules:
  Schedule I - Investments as of December 31, 1997......    S-1-8

  Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:
   23. Consent of Independent Accountants.

                       REPORT of INDEPENDENT ACCOUNTANTS

To: The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of Philip Morris Companies Inc., the Management Committee for Employee Benefits of Kraft Foods, Inc., the Administrative Committee and all Participants as a group (but not individually) of the Long Term Savings Plan For Union Employees:

     We have audited the accompanying statements of financial condition of the Long Term Savings Plan For Union Employees (the "Plan") as of December 31, 1997 and 1996, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1997 and the schedule of investments as of December 31, 1997. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. or Kraft Foods, Inc. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the fiduciaries, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1997 and 1996, and the income and changes in plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the 1997 statements of financial condition and statements of income and changes in plan equity is presented for purposes of additional information rather than to present the financial condition and changes in income and plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                  /s/ COOPERS & LYBRAND L.L.P.

Chicago, Illinois
March 27, 1998

                   LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
                        STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1997
                                    _______


                                                                  Philip
                                Interest          Equity          Morris
                                 Income           Index           Stock          Balanced
                                  Fund             Fund            Fund            Fund           Total
                             ---------------  --------------  --------------  --------------  --------------
ASSETS:
  Allocated share of
   Trust net assets             $34,352,145      $13,306,016        $410,672      $6,410,378     $54,479,211
  Employer contributions
    receivable                      142,415           20,409           2,898           9,117         174,839
  Interfund receivables
    (payables)                   (3,116,025)       2,304,305          54,642         757,078               -
                                -----------      -----------        --------      ----------     -----------

     Total assets                31,378,535       15,630,730         468,212       7,176,573      54,654,050
                                -----------      -----------        --------      ----------     -----------

LIABILITIES:
  Distributions and
    withdrawals payable             350,340           71,942               -          88,349         510,631
                                -----------      -----------        --------      ----------     -----------

     Total liabilities              350,340           71,942               -          88,349         510,631
                                -----------      -----------        --------      ----------     -----------

     Plan equity                $31,028,195      $15,558,788        $468,212      $7,088,224     $54,143,419
                                ===========      ===========        ========      ==========     ===========

   The accompanying notes are an integral part of these financial statements.

                   LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
                        STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1996
                                    _______


                                                 Interest
                                                  Income
                                                   Fund
                                             ----------------
ASSETS:
  Allocated share of
    Trust net assets                              $45,015,699
  Employer contributions
    receivable                                        162,954
                                                  -----------

     Total assets                                  45,178,653
                                                  -----------

LIABILITIES:
  Distributions and
    withdrawals payable                               228,671
                                                  -----------

     Total liabilities                                228,671
                                                  -----------

     Plan equity                                  $44,949,982
                                                  ===========

   The accompanying notes are an integral part of these financial statements.

                   LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1997
                                    _______



                                                                    Philip
                                        Interest        Equity      Morris
                                         Income         Index        Stock     Balanced
                                          Fund           Fund        Fund        Fund         Total
                                      -------------  ------------  ---------  -----------  ------------
ADDITIONS:
  Employer contributions              $  1,773,282   $   261,308   $ 19,063   $  119,283   $ 2,172,936
  Employee contributions                 4,084,795     1,568,382     42,797      628,519     6,324,493
  Allocated share of Trust
    investment activities:
     Interest income                     2,269,656            69        186                  2,269,911
     Dividend income                                                  4,315      503,318       507,633
     Net appreciation in
       fair value of
       investments                               -     2,237,209     20,072      356,546     2,613,827
                                      ------------   -----------   --------   ----------   -----------
                                         2,269,656     2,237,278     24,573      859,864     5,391,371
                                      ------------   -----------   --------   ----------   -----------

       Total additions                   8,127,733     4,066,968     86,433    1,607,666    13,888,800
                                      ------------   -----------   --------   ----------   -----------

DEDUCTIONS:
  Distributions and
    withdrawals                         (4,058,886)     (350,318)   (15,847)    (257,525)   (4,682,576)
  General and administrative
    expenses                               (12,787)            -          -            -       (12,787)
                                      ------------   -----------   --------   ----------   -----------

       Total deductions                 (4,071,673)     (350,318)   (15,847)    (257,525)   (4,695,363)
                                      ------------   -----------   --------   ----------   -----------

Net transfers among funds              (17,977,847)   11,842,138    397,626    5,738,083             -

       Net additions
          (deductions)                 (13,921,787)   15,558,788    468,212    7,088,224     9,193,437

PLAN EQUITY:
  Beginning of year                     44,949,982             -          -            -    44,949,982
                                      ------------   -----------   --------   ----------   -----------
  End of year                         $ 31,028,195   $15,558,788   $468,212   $7,088,224   $54,143,419
                                      ============   ===========   ========   ==========   ===========

   The accompanying notes are an integral part of these financial statements.

                   LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1996
                                    _______



                                                        Interest
                                                         Income
                                                          Fund
                                                      -----------
ADDITIONS:
  Employer contributions                              $ 1,892,104
  Employee contributions                                5,919,616
  Allocated share of Trust
    investment activities:
     Interest income                                    2,468,302
                                                      -----------

       Total additions                                 10,280,022
                                                      -----------

DEDUCTIONS:
  Distributions and
    withdrawals                                        (3,190,100)
  General and administrative
    expenses                                              (15,128)
                                                      -----------

       Total deductions                                (3,205,228)
                                                      -----------

       Net additions                                    7,074,794

PLAN EQUITY:
  Beginning of year                                    37,875,188
                                                      -----------
  End of year                                         $44,949,982
                                                      ===========

   The accompanying notes are an integral part of these financial statements.

                   LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1995
                                    _______



                                                     Interest
                                                      Income
                                                       Fund
                                                  -------------
ADDITIONS:
  Employer contributions                            $ 1,624,273
  Employee contributions                              5,352,311
  Allocated share of Trust
    investment activities:
     Interest income                                  2,210,109
                                                    -----------

       Total additions                                9,186,693
                                                    -----------

DEDUCTIONS:
  Distributions and
    withdrawals                                      (2,558,595)
  General and administrative
    expenses                                             (8,400)
                                                    -----------

       Total deductions                              (2,566,995)
                                                    -----------

       Net additions                                  6,619,698

PLAN EQUITY:
  Beginning of year                                  31,255,490
                                                    -----------
  End of year                                       $37,875,188
                                                    ===========

   The accompanying notes are an integral part of these financial statements.

                   LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS

1.   General Description of the Plan:

     The Long Term Savings Plan for Union Employees (the "Plan") is a defined contribution plan designed to assist employees in saving for retirement by providing eligible employees with a vehicle for investing a portion of their compensation and for certain groups of employees to receive a matching contribution from Kraft Foods, Inc. (hereinafter referred to as "Kraft Foods"). Kraft Foods is a subsidiary of Philip Morris Companies Inc. (the "Company").

     Employees of Kraft Foods who are members of a collective bargaining unit and employed at specific locations of Kraft Foods participate in the Plan, provided they meet eligibility requirements. After meeting the necessary service requirements, eligible employees represented by certain collective bargaining units are required to make a contribution on a before-tax or after-tax basis ("Basic Contribution") which is eligible for a matching contribution and eligible employees are permitted to make a contribution on a before-tax basis ("Supplemental Contribution"), in excess of their Basic Contribution, which is not eligible for a matching contribution. Matching contributions by Kraft Foods (the "Kraft Foods Matching Contributions") on behalf of eligible employees required to make a Basic Contribution are contributed to the Plan (see Note 3). The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

     The administration of the Plan has generally been delegated to the Management Committee for Employee Benefits of Kraft Foods (the "Committee") comprised of employees of Kraft Foods. The Committee has appointed the Administrative Committee to handle certain Plan administration matters. The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc. (the "Investment Committee") is responsible for the selection of the investment options in which participants elect to invest their assets in the Plan and monitors the performance of these investment options. The Committee and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

     Assets of the Plan are co-invested with the assets of the Kraft Foods Thrift Plan and other defined contribution plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Master Defined Contribution Trust (hereinafter referred to as the "Trust") for which Bankers Trust Company (the "Trustee") serves as the trustee (see Note 6).

     Prior to January 1, 1997, participants' Plan Accounts (see Note 4) were invested solely in the Interest Income Fund. Effective as of various dates beginning January 1, 1997, participants have the option of investing their Plan Accounts in 25 percent increments in one or more of the four funds listed below although some participants who are members of some collective bargaining units do not have the option of investing their Plan Accounts in the Philip Morris Stock Fund.

                   LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

     INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. The assets of the Interest Income Fund are also invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

     EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

     PHILIP MORRIS STOCK FUND - This fund is invested in the common stock of the Company (the "Common Stock") and short-term temporary investments.

     BALANCED FUND - This fund is invested primarily in a diversified mix of domestic and foreign stocks, investment grade bonds, international bonds, and investment grade money market funds. In general, the assets of the Balanced Fund may be invested according to the following mix: 40 percent to 70 percent in stocks, 20 percent to 55 percent in bonds, and zero percent to 25 percent in money market instruments.

   Beginning January 1, 1997, the Equity Index Fund, the Balanced Fund and, if applicable, the Philip Morris Stock Fund are available to eligible employees represented by a collective bargaining unit as of the date agreed to in the collective bargaining agreement.

   None of the foregoing funds guarantees a return to the participant. Effective January 1, 1997, participants may change their investment options quarterly.

   Each participant may vote all the shares of Common Stock held in his or her Plan Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

   At December 31, 1997 and 1996, there were 5,216 and 4,855 participants, respectively, some of whom elected to invest in more than one fund effective January 1, 1997. Set forth below is the number of participants investing in each fund.

                                                             December 31,
                                                             ------------
                                                          1997          1996
                                                         ------        ------
                Interest Income Fund                      4,202        4,855
                Equity Index Fund                         1,313            -
                Philip Morris Stock Fund                    169            -
                Balanced Fund                             1,006            -

                   LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Each participant is at all times fully vested in the balance of his or her After-Tax Contributions Account and Basic and Supplemental Before-Tax Contributions Accounts. A participant shall be fully vested in the balance in his or her Kraft Foods Matching Account upon attainment of age 65, death while employed by Kraft Foods or any of its affiliates, or upon a termination of the Plan (see Note 10). Otherwise, a participant shall become vested in his or her Kraft Foods Matching Account based on the number of years of vesting service determined in accordance with the following schedule:

                                                        Vested
                     Years of Service                 Percentage
                     ----------------                 ----------
                       Less than 5                         0%
                       5 or more                         100%

   Forfeitures:

     Kraft Foods Matching Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions to the Plan.

2. Summary of Significant Accounting Policies:

   Valuation of Trust Investments:

     Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

     Investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments at December 31, 1997 and 1996 was $639,429,002 and $712,947,862, respectively. The average yield and crediting interest rate of the Interest Income Fund was approximately seven percent for 1997 and 1996. The crediting interest rate for the pools of mortgaged-backed and asset-backed securities is reset periodically by the issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero. The crediting interest rate for the investment contracts is either agreed-to in advance with the issuer or varies based on an agreed-to formula, but cannot be less than zero.

                   LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

     Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. However, if trading in Common Stock has been suspended on the New York Stock Exchange on a trading day and not resumed before the end of the trading day, the Trustee will use the composite price listed in The Wall Street Journal on the next business day. Effective July 14, 1997, the Trustee will use a weighted average sales price method for valuing the portion of Participants' Accounts transferred from the Philip Morris Stock Fund if using the closing price or composite price of Common Stock results in a value of the Philip Morris Stock Fund which is at least one-tenth of one percent (.1%) less than the value using the weighted average sales price method. The weighted average sales price method uses the average of all of the prices for which Common Stock is sold over one or more business days as determined by the Trustee. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

     Short-term temporary investments are generally carried at cost, which approximates fair value.

   Investment Transactions and Investment Income of the Trust:

     Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

     In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end (see Note 7).

3. Contributions:

   No Basic Contribution is required from eligible employees represented by one of the collective bargaining units while eligible employees represented by other collective bargaining units are required to make a Basic Contribution for each hour paid by Kraft Foods. Basic Contributions may be made on a before-tax or after-tax basis. The amount of Basic Contribution required of each participant varies depending on the work location of the participant.

   All eligible employees are permitted to make Supplemental Contributions based on each hour paid and may also be permitted to make Supplemental Contributions from special lump sum payments. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1997, a participant's before-tax contributions (whether in the form of Basic Contributions, Supplemental Contributions, or a combination of the two) were limited to $9,500; for 1998, a participant's before-tax contributions will be limited to $10,000.

                   LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Kraft Foods Matching Contributions equal 100 percent of a participant's required Basic Contributions to the Plan, subject to certain limitations under the Code.

   Participants' contributions are recorded in the period in which they are withheld by the Kraft Foods Companies. Kraft Foods Matching Contributions for the year are accrued by the Plan based upon the amount to be funded each year.

   Kraft Foods Matching Contributions and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. Valuation of Participant Accounts:

   The Committee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

     Account                             Source
     -------                             ------

     Kraft Foods Matching Account        Kraft Foods Matching Contributions

     Basic Before-Tax Contributions      Basic Contributions made with
       Account                             before-tax contributions

     After-Tax Contributions Account     Basic Contributions made with after-tax
                                           contributions

     Supplemental Before-Tax             Supplemental Contributions made
       Contributions Account               with before-tax contributions


   At the end of each calendar quarter, the Trustee determines the current fair value of each of the investment funds in the Trust described in Note 1. The fair value of each participant's share in the Trust is determined with respect to their Kraft Foods Matching Account, Basic Before-Tax Contributions Account, After-Tax Contributions Account and Supplemental Before-Tax Contributions Account on the basis of their proportionate share in each fund.

5. Distributions:

   Upon termination of employment, including retirement, distribution of a participant's Accounts may be made in a lump sum or, in certain instances, in installments. Normally, distributions are made approximately one month after a distribution is requested or is required under the Plan's terms.

   In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

                   LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

6. Investments Held by the Trust:

   The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 1997 and 1996, respectively, were:

                                            1997                    1996
                                          -------                 -------
          Trust                              2%                      2%
          Interest Income Fund               5%                      6%
          Equity Index Fund                  2%                      -
          Philip Morris Stock Fund       less than 1%                -
          Balanced Fund                      5%                      -

   The Plan's approximate allocated share of the Trust's investment activities for the years ended December 31, 1997, 1996 and 1995 was 1%, less than 1% and less than 1%, respectively.

   All expenses incurred in administering the Plan are borne by Kraft Foods, with the exception of investment management fees which are paid from the Plan's assets. For 1997 and 1996, the approximate amount of such expenses, expressed as a percentage of the average net assets of each fund under the Plan, are as follows:

                                            1997                    1996
                                          -------                 --------
          Interest Income Fund              .03%                    .04%
          Equity Index Fund                   -                       -
          Philip Morris Stock Fund            -                       -
          Balanced Fund                       -                       -

   Investments that represented five percent or more of total Trust assets as of December 31, 1997 and 1996, were:

                                          1997                  1996
                                       ----------            ----------
Equity Index Fund
   GEBT Equity Index Fund              $  606,132            $  442,151
Interest Income Fund
   BT GNMA Pooled Fund                 $  205,335
Philip Morris Stock Fund
   Common Stock                        $1,228,357            $1,055,822
Growth Equity Fund                     $  166,407

    The GEBT Equity Index Fund currently includes Common Stock.

                   LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                            (in thousands of dollars)
                                  (continued)

At December 31, 1997 and 1996, the financial position of the Trust was:

                                                                     1997                     1996
                                                                   --------                 --------
Assets:
  Investments at fair value:
      Equity Index Fund:
         GEBT Equity Index Fund
            (cost $345,425 and $296,077)                          $  606,132               $  442,151
         Short-term temporary investments
            (cost approximates fair value)                             2,634                      945
      Interest Income Fund:
         Investment contracts (at contract value)
            (cost approximates contract value)                       630,012                  719,263
         Short-term temporary investments
            (cost approximates fair value)                            21,022                   31,250
      Government Securities Fund:
         Government securities
            (cost $28,343 and $25,873)                                28,596                   25,693
         Federal Agency Obligations
            (cost $3,976 and $2,979)                                   3,974                    2,911
         Short-term temporary investments
            (cost approximates fair value)                               929                      812
      Government Securities Fund (GF):
         Government securities
            (cost approximates fair value)                                 -                    1,184
         Short-term temporary investments
            (cost approximates fair value)                                 -                      110
      Philip Morris Stock Fund:
         Common stock
            (cost $552,253 and $439,309)                           1,228,357                1,055,822
         Short-term temporary investments
            (cost approximates fair value)                            33,679                   28,613
      International Equity Fund:
         International Equity Fund
            (cost $55,014 and $52,300)                                58,229                   56,401
         Short-term temporary investments
            (cost approximates fair value)                               222                      114
      Balanced Fund:
         Balanced Fund
            (cost $114,680 and $72,891)                              125,303                   77,163
         Short-term temporary investments
            (cost approximates fair value)                               503                      189
      Growth Equity Fund:
         Growth Equity Fund
            (cost $174,420 and $117,557)                             166,407                  122,194
         Short-term temporary investments
             (cost approximates fair value)                              586                      312
  Other investments:
      Participants' Loan Account:
         Loans to participants                                        41,995                   37,375
                                                                  ----------               ----------
             Total investments                                     2,948,580                2,602,502
  Receivables:
      Interest income                                                    811                    1,063
      Dividend income                                                 11,039                   11,308
      Other receivables                                                8,507                    2,980
                                                                  ----------               ----------
             Total assets                                          2,968,937                2,617,853
Liabilities:
  Other payables                                                         745                    1,264
                                                                  ----------               ----------
             Net assets                                           $2,968,192               $2,616,589
                                                                  ==========               ==========

                  LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

The changes in the Trust net assets for the years ended December 31, 1997, 1996 and 1995, were:

                                                    1997                  1996                  1995
                                                 ---------              --------              ---------
Additions:
  Employer contributions                         $   37,225             $   35,823             $   42,957
  Employee contributions                             98,076                 94,665                104,014

Transfers from predecessor trusts                         -                    300                   (448)

Investment activities:
  Interest                                           47,603                 47,971                 55,956
  Dividends                                          89,392                 56,586                 51,225
  Interest on participant loans                       2,980                  2,598                  2,394
                                                 ----------             ----------             ----------
                                                    139,975                107,155                109,575
  Net appreciation
     in fair value of investments                   354,618                313,941                512,078
                                                 ----------             ----------             ----------
       Net investment activities                    494,593                421,096                621,653

Deductions:
  Distributions and withdrawals                    (275,232)              (348,908)              (258,160)
  General and administrative
   expenses                                          (3,059)                (2,792)                (3,133)
                                                 ----------             ----------             ----------

Increase in Trust net assets                        351,603                200,184                506,883

Net assets:
  Beginning of year                               2,616,589              2,416,405              1,909,522
                                                 ----------             ----------             ----------
  End of year                                    $2,968,192             $2,616,589             $2,416,405
                                                 ==========             ==========             ==========

                  LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

7. Net Appreciation (Depreciation) in Fair Value of Trust Investments:

The realized gains and losses on disposals and changes in unrealized appreciation or depreciation of investments in the Trust for the years ended December 31, 1997, 1996, and 1995 were:

                                                                                     Freihofer
                                                                                     Equitable
                                     Equity  Government   Government                  Capital    International
                                     Index   Securities   Securities  Philip Morris  Management     Equity
                                      Fund      Fund      Fund (GF)    Stock Fund       Fund         Fund
                                    -------  ----------  -----------  -------------  ----------  ------------
1997
----
Realized gains (losses):
    Proceeds                       $ 89,418     $ 8,972     $   475    $   269,015                 $   23,172
    Cost                             55,447       9,049         475        122,940                     21,054

      Net realized gains           --------     -------     -------    -----------   ----------    ----------
         (losses)                    33,971         (77)         -         146,075                      2,118
                                   --------     -------     -------    -----------   ----------    ----------
Unrealized appreciation
    (depreciation):
    Beginning of year               146,074        (248)                   616,513                      4,101
    End of year                     260,707         251                    676,104                      3,216
                                   --------     -------     -------    -----------   ----------    ----------
        Increase (decrease)         114,633         499          -          59,591                       (885)
                                   --------     -------     -------    -----------   ----------    ----------
Net appreciation
    (depreciation) in fair
     value of investments          $148,604     $   422     $    -     $   205,666                 $    1,233
                                   ========     =======     =======    ===========   ==========    ==========

1996
----
Realized gains (losses):
    Proceeds                       $ 51,031     $ 9,262     $1,436     $   373,172                 $   15,309
    Cost                             37,037       9,271      1,436         172,650                     14,552
                                   --------     -------     -------    -----------   ----------    ----------
      Net realized gains
         (losses)                    13,994          (9)        -          200,522                        757
                                   --------     -------     -------    -----------   ----------    ----------
Unrealized appreciation
    (depreciation):
    Beginning of year                82,031         789                    593,451                      1,177
    End of year                     146,074        (248)                   616,513                      4,101
                                   --------     -------     -------    -----------   ----------    ----------
        Increase (decrease)          64,043      (1,037)         -          23,062                      2,924
                                   --------     -------     -------    -----------   ----------    ----------
Net appreciation
    (depreciation) in fair
     value of investments          $ 78,037     $(1,046)    $    -     $   223,584                 $    3,681
                                   ========     =======     =======    ===========   ==========    ==========
1995
----
Realized gains:
    Proceeds                       $ 44,833     $16,505      $1,431    $   173,058   $   12,642    $    2,036
    Cost                             37,484      16,505       1,431         94,527        6,063         2,012
                                   --------     -------     -------    -----------   ----------    ----------
      Net realized gains              7,349          -           -          78,531        6,579            24
                                   --------     -------     -------    -----------   ----------    ----------
Unrealized appreciation
    (depreciation):
    Beginning of year                 3,838        (109)                   231,434        6,636
    Transfer from Entenmann's                                               16,383
    End of year                      82,031         789                    593,451                      1,177
                                   --------     -------     -------    -----------   ----------    ----------
        Increase (decrease)          78,193         898          -         345,634       (6,636)        1,177
                                   --------     -------     -------    -----------   ----------    ----------
Net appreciation
    (depreciation) in fair
     value of investments          $ 85,542     $   898     $    -     $   424,165   $      (57)   $    1,201
                                   ========     =======     =======    ===========   ==========    ==========

                                                   Growth
                                    Balanced       Equity
                                      Fund          Fund       Total
                                    --------       -------    -------
1997
----
Realized gains (losses):
    Proceeds                       $ 21,845      $ 32,533    $445,430
    Cost                             19,574        29,812     258,351
                                   --------      --------    --------
      Net realized gains
         (losses)                     2,271         2,721     187,079
                                   --------      --------    --------
Unrealized appreciation
    (depreciation):
    Beginning of year                 4,272         4,637     775,349
    End of year                      10,623        (8,013)    942,888
                                   --------      --------    --------
        Increase (decrease)           6,351       (12,650)    167,539
                                   --------      --------    --------
Net appreciation
    (depreciation) in fair
     value of investments          $  8,622     $  (9,929)  $ 354,618
                                   ========     =========   =========

1996
----
Realized gains (losses):
    Proceeds                       $  9,120     $  25,847   $ 485,177
    Cost                              8,758        25,254     268,958
                                   --------     ---------   ---------
      Net realized gains
         (losses)                       362           593     216,219
                                   --------     ---------   ---------
Unrealized appreciation
    (depreciation):
    Beginning of year                   792          (613)    677,627
    End of year                       4,272         4,637     775,349
                                   --------     ---------   ---------
        Increase (decrease)           3,480         5,250      97,722
                                   --------     ---------   ---------
Net appreciation
    (depreciation) in fair
     value of investments          $  3,842      $  5,843   $ 313,941
                                   ========      ========   =========

1995
----
Realized gains:
    Proceeds                       $  1,859      $  2,514   $ 254,878
    Cost                              1,813         2,410     162,245
                                   --------     ---------   ---------
      Net realized gains                 46           104      92,633
                                   --------     ---------   ---------
Unrealized appreciation
    (depreciation):
    Beginning of year                                         241,799
    Transfer from Entenmann's                                  16,383
    End of year                         792          (613)    677,627
                                  ---------     ---------   ---------
        Increase (decrease)             792          (613)    419,445
                                  ---------     ---------   ---------
Net appreciation
    (depreciation) in fair
     value of investments          $    838      $   (509)  $ 512,078
                                  =========     =========   =========

                  LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (concluded)

8.  Transactions with Parties in Interest:

    The Fiduciaries are not aware of any transaction between the Plan and a party in interest (as defined in ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

9.  Tax Status:

    By letter dated March 1, 1995, the Internal Revenue Service has determined that the Plan, as amended and in effect as of April 1, 1992, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been subsequently amended and no determination as to the continued qualification of the Plan under Section 401(a) of the Code and of the exemption of the related Trust from Federal income taxes under Section 501(a) of the Code has been sought from the Internal Revenue Service. The Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on Kraft Foods Matching Contributions or before-tax contributions made on their behalf by Kraft Foods, nor on earnings credited to their Accounts until distributed.

10. Plan Termination:

    The Board of Directors of Kraft Foods has the right, subject to the applicable provisions of ERISA, the Code and other applicable law, to amend (retroactively or otherwise) the Plan, suspend making Kraft Foods Matching Contributions to the Plan or to terminate the Plan. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance in his or her Kraft Foods Matching Account.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                     LONG TERM SAVINGS
                                                       PLAN FOR UNION
                                                          EMPLOYEES
                                                       (Name of Plan)


                                              By    /s/ TERRY M. FAULK
                                                --------------------------------
                                                 Terry M. Faulk, Chairman,
                                             Management Committee for Employee
                                                 Benefits of Kraft Foods, Inc.

Date:  May 21, 1998

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                        Column A                                                   Column B           Column C            Column D
                        --------                                                   --------           --------            --------
                                                                                  Face Amount           Cost
                                                                                  or Nuumber          Basis of
Name of Issuer and Title of Issue                                               of Shares/Units     Investments          Fair Value
---------------------------------                                               ---------------     -----------          ----------
EQUITY INDEX FUND  --  20.65%

GEBT Equity Index Fund  --  20.56%                                                  267,164       $ 345,424,848       $ 606,131,969

Short-Term Investments  --  .09%

GEBT Short-Term Investment Fund                                                   2,634,009           2,634,009           2,634,009
                                                                                                  -------------       -------------

        Total Equity Index Fund                                                                     348,058,857         608,765,978
                                                                                                  -------------       -------------

INTEREST INCOME FUND  --  22.08%

Investment Contracts  --  21.37%
(The amounts included in Column D for the investment
contracts represent contract value, see Note 2.)

Participation Contracts with Institutions  --  5.19%

Confederation Life Ins.
   No. 62381        8.61%
   matured          11/30/1995                                                      519,733             519,733             519,733
Confederation Life Ins.
   No. 62325        0.00%
   matured          5/1997                                                        1,567,323           1,567,323           1,567,323
Provident Mutual
   No. 008159-001   8.55%
   matures          3/1/1998                                                        363,316             363,316             363,316
Mass Mutual
   No. 10223        8.25%
   matures          4/30/1998                                                    12,896,565          12,896,565          12,896,565
Provident National Assurance
   No. 02705689     6.96%
   matures          7/31/1998                                                    25,456,330          25,456,330          25,456,330
Connecticut General Life Ins.
   No. 25119        8.81%
   matures          8/1/1998                                                     12,087,717          12,087,717          12,087,717
Hartford Life Ins. Co.
   No. 10225        5.70%
   matures          1/31/1999                                                    20,053,096          20,053,096          20,053,096
Allstate Life Insurance Company
   No. 5428         6.15%
   matures          4/30/1999                                                    36,615,741          36,615,741          36,615,741
Allstate Life Ins. Co.
   No. 5581         7.23%
   matures          5/20/1999                                                     1,942,458           1,942,458           1,942,458
CNA Insurance Co.
   No. 24023        6.61%
   matures          6/29/2001                                                    21,340,704          21,340,704          21,340,704

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                        Column A                                 Column B               Column C            Column D
                        --------                                 --------               --------            --------
                                                                Face Amount               Cost
                                                                or Nuumber              Basis of
Name of Issuer and Title of Issue                             of Shares/Units         Investments          Fair Value
---------------------------------                             ---------------         -----------          ----------
Participation Contracts with Institutions (continued)

Sun America Life
    No. 4696       6.67%
   matures         12/31/2001                                    20,003,538          $  20,003,538       $  20,003,538
                                                                                     -------------       -------------
        Total Participation Contracts                                                  152,846,521         152,846,521
                                                                                     -------------       -------------
Financial Institution Pools  --  16.18%

National Westminster Bank
  No. SAM 0104B   6.93%

    GEBT Short-Term Investment Fund                                                        597,142             597,142
    Federal Home Loan Mortgage Corporation
      matures      8/15/2005               6.25%                                         1,103,454           1,103,454
    Federal Home Loan Mortgage Corporation
      matures      4/1/2008                7.00%                                            97,965              97,965
    Federal Home Loan Mortgage Corporation
      matures      8/15/2008               6.50%                                         1,055,529           1,055,529
    Federal Home Loan Mortgage Corporation
      matures      9/1/2008                6.50%                                            37,080              37,080
    Federal Home Loan Mortgage Corporation
      matures      12/1/2008               6.50%                                            40,138              40,138
    Federal Home Loan Mortgage Corporation
      matures      2/1/2009                6.50%                                         1,734,521           1,734,521
    Federal Home Loan Mortgage Corporation
      matures      6/1/2009                6.50%                                            73,991              73,991
    Federal Home Loan Mortgage Corporation
      matures      10/1/2010               7.00%                                           211,216             211,216
    Federal Home Loan Mortgage Corporation
      matures      2/1/2011                6.50%                                           115,640             115,640
    Federal Home Loan Mortgage Corporation
      matures      2/1/2011                7.00%                                           648,928             648,928
    Federal Home Loan Mortgage Corporation
      matures      3/1/2011                7.00%                                         1,139,803           1,139,803
    Federal Home Loan Mortgage Corporation
      matures      12/15/2015              6.50%                                         2,683,080           2,683,080
    Federal Home Loan Mortgage Corporation
      matures      1/15/2018               6.00%                                         4,126,809           4,126,809
    Federal Home Loan Mortgage Corporation
      matures      6/15/2018               7.00%                                           297,594             297,594
    Federal National Mortgage Association
      matures      6/25/2005               6.25%                                         2,207,587           2,207,587
    Federal National Mortgage Association
      matures      8/25/2005               6.00%                                           480,564             480,564
    Federal National Mortgage Association
      matures      7/1/2008                7.00%                                           819,882             819,882
    Federal National Mortgage Association
      matures      8/1/2008                7.00%                                           749,927             749,927

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                    Column A                                                  Column B           Column C            Column D
                    --------                                                  --------           --------            --------
                                                                             Face Amount           Cost
                                                                             or Number           Basis of
Name of Issuer and Title of Issue                                          of Shares/Units     Investments          Fair Value
---------------------------------                                          ---------------     -----------          ----------
Financial Institution Pools (continued)

National Westminster Bank (continued)

    Federal National Mortgage Association
      matures         1/1/2009             6.50%                                             $     151,198       $     151,198
    Federal National Mortgage Association
      matures         2/1/2009             6.50%                                                   496,822             496,822
    Federal National Mortgage Association
      matures         3/1/2009             6.50%                                                   168,254             168,254
    Federal National Mortgage Association
      matures         5/1/2009             6.50%                                                 1,047,816           1,047,816
    Federal National Mortgage Association
      matures         8/25/2012            5.60%                                                 1,147,192           1,147,192
    Federal National Mortgage Association
      matures         8/25/2013            6.70%                                                 1,935,791           1,935,791
    Federal National Mortgage Association
      matures         9/25/2015            6.00%                                                 2,196,862           2,196,862
    Federal National Mortgage Association
      matures         6/25/2016            5.70%                                                 2,187,150           2,187,150
    Federal National Mortgage Association
      matures         7/25/2016            5.65%                                                 1,330,841           1,330,841
    Government National Mortgage Association
      matures         12/15/2023           6.50%                                                   252,569             252,569
    Government National Mortgage Association
      matures         3/15/2024            6.50%                                                    77,645              77,645
    Government National Mortgage Association
      matures         4/15/2024            6.50%                                                 1,275,965           1,275,965
    Government National Mortgage Association
      matures         5/15/2024            6.50%                                                 1,462,469           1,462,469
                                                                                             -------------       -------------

Total National Westminster Bank Contract                                                        31,951,424          31,951,424
                                                                                             -------------       -------------

Commonwealth Life Insurance Company No. ADA00044TR, 6.29%,
Peoples Life Insurance Company No. BDA00059TR, 6.38%,
Trans America Life Insurance Company No. 76586, 5.94%,
Trans America Life Insurance Company No. 76594, 6.91%,
Trans America Life Insurance Company No. 76690, 6.28%,
National Westminster Bank No. 189M, 6.25% & J P Morgan No. AKRAFT1, 6.26%

    GEBT Short-Term Investment Fund                                                                570,752             570,752
    BT GNMA Pooled Fund                    7.27%                                               205,335,286         205,335,286
    United States Treasury Note
      matures         3/31/2002            6.63%                                                 4,745,909           4,745,909
    United States Treasury Note
      matures         4/30/2002            6.63%                                                 4,579,060           4,579,060
    United States Treasury Note
      matures         11/30/2002           5.75%                                                 1,978,028           1,978,028

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                    Column A                                          Column B           Column C            Column D
                    --------                                          --------           --------            --------
                                                                     Face Amount           Cost
                                                                     or Number           Basis of
Name of Issuer and Title of Issue                                  of Shares/Units     Investments         Fair Value
---------------------------------                                  ---------------     -----------         ----------

Financial Institution Pools (continued)

Commonwealth Life Insurance Company, Peoples Life Insurance
Company, Trans America Life Insurance Company, National
Westminster Bank & J P Morgan (continued)

    United States Treasury Note
      matures        7/15/2006              7.00%                                      $  68,603,938       $  68,603,938
    United States Treasury Note
      matures        5/15/2007              6.63%                                         39,869,492          39,869,492
    United States Treasury Note
      matures        8/15/2007              6.13%                                         37,925,895          37,925,895
    Federal National Mortgage Association
      matures        11/23/2001             6.35%                                            337,233             337,233
    Federal National Mortgage Association
      matures        9/9/2003               5.97%                                            514,111             514,111
    Federal National Mortgage Association
      matures        10/25/2004             8.40%                                            648,692             648,692
    Federal National Mortgage Association
      matures        11/10/2004             8.63%                                          1,223,803           1,223,803
    Student Loan Marketing Association
      matures        8/1/2007               7.13%                                            718,654             718,654
    Premier Auto TR
      matures        2/4/1999               7.15%                                            286,603             286,603
    Bayerische Landesbank Girozentrale
      matures        7/19/1999              6.55%                                          2,225,377           2,225,377
    MBNA Master Credit Card Trust
      matures        8/15/1999              6.20%                                            410,918             410,918
    Standard Credit Card Master Trust
      matures        6/7/2000               6.75%                                            762,658             762,658
    Standard Credit Card Master Trust
      matures        4/7/2001               6.80%                                            509,087             509,087
    Asian Development Bank NTS
      matures        5/2/2001               8.50%                                          1,426,806           1,426,806
    American Express Master Trust
      matures        7/15/2001              5.38%                                          3,937,682           3,937,682
    General Electric Cap Corp
      matures        11/1/2001              5.50%                                          1,941,925           1,941,925
    MBNA Master Credit Card Trust
      matures        1/15/2003              6.60%                                            994,986             994,986
    Ford Credit Auto Loan Master Trust
      matures        2/15/2003              5.50%                                          3,553,594           3,553,594
    First Bank Corporate Card Master Trust
      matures        2/15/2003              6.40%                                          2,324,429           2,324,429
    Outlet Broadcasting
      matures        7/15/2003              10.88%                                         2,046,305           2,046,305

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                    Column A                                      Column B           Column C            Column D
                    --------                                      --------           --------            --------
                                                                 Face Amount           Cost
                                                                 or Number           Basis of
Name of Issuer and Title of Issue                              of Shares/Units     Investments         Fair Value
---------------------------------                              ---------------     -----------         ----------

Financial Institution Pools (continued)

Commonwealth Life Insurance Company, Peoples Life Insurance
Company, Trans America Life Insurance Company, National
Westminster Bank & J P Morgan (continued)

    Avis
      matures            10/20/2003        6.40%                                   $   3,984,452       $   3,984,452
    Citibank Credit Card Master Trust
      matures            2/15/2004         6.55%                                       6,340,501           6,340,501
    MBNA Master Credit Card Trust
      matures            11/15/2004        6.60%                                       8,053,929           8,053,929
    First USA Credit Card Master Trust
      matures            3/17/2005         6.42%                                       3,992,177           3,992,177
    Japan Fin Corp
      matures            4/27/2005         7.38%                                       1,452,918           1,452,918
    International Bank for Recon & Dev
      matures            7/21/2005         6.38%                                       1,638,975           1,638,975
    NationsBank Credit Card Master Trust
      matures            12/15/2005        6.00%                                       2,930,942           2,930,942
    Bayerische Landesbank Girozentrale
      matures            2/1/2006          6.17%                                       1,701,481           1,701,481
    Bayerische Landesbank Girozentrale
      matures            2/9/2006          6.20%                                       3,709,875           3,709,875
    KFW Int'l Fin Inc
      matures            6/1/2006          8.20%                                       2,007,445           2,007,445
    General Electric Cap Corp
      matures            3/1/2007          8.85%                                       6,873,148           6,873,148
    General Electric Cap Corp
      matures            7/24/2008         8.50%                                       1,062,868           1,062,868
    First Plus Home Loan Trust
      matures            3/12/2012         6.80%                                       3,977,355           3,977,355
    International Bank for Recon & Dev
      matures            3/1/2026          8.88%                                         572,654             572,654
    Inter-American Development Bank
      matures            7/15/2027         6.75%                                       6,385,881           6,385,881
    Merck
      matures            5/3/2037          5.76%                                       3,058,354           3,058,354
                                                                                ----------------   -----------------

Total Commonwealth, Peoples, Trans America, Nat West & J P Morgan Contracts          445,214,178         445,214,178
                                                                                ----------------   -----------------
        Total Financial Institution Pools                                            477,165,602         477,165,602
                                                                                ----------------   -----------------
        Total Investment Contracts                                                   630,012,123         630,012,123
                                                                                ----------------   -----------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                    Column A                               Column B           Column C            Column D
                    --------                               --------           --------            --------
                                                          Face Amount           Cost
                                                          or Number           Basis of
Name of Issuer and Title of Issue                       of Shares/Units     Investments          Fair Value
---------------------------------                       ---------------     -----------          ----------
Short-Term Investments  --  .71%

GEBT Short-Term Investment Fund                          15,166,810       $  15,166,810        $  15,166,810

GEBT Stable Value Government Fund                         5,854,964           5,854,964            5,854,964
                                                                          -------------        -------------

     Total Short-Term Investments                                            21,021,774           21,021,774
                                                                          -------------        -------------

     Total Interest Income Fund                                             651,033,897          651,033,897
                                                                          -------------        -------------

GOVERNMENT SECURITIES FUND  --  1.14%

Government Securities  --  .97%

United States Treasury Notes
  7.125%            due 9/30/1999                         2,375,000           2,436,231            2,431,406
United States Treasury Notes
  7.125%            due 2/29/2000                         6,600,000           6,815,847            6,790,806
United States Treasury Notes
  5.875%            due 6/30/2000                         3,700,000           3,695,980            3,716,761
United States Treasury Notes
  5.625%            due 2/28/2001                         1,025,000           1,009,734            1,022,274
United States Treasury Notes
  6.375%            due 8/15/2002                         5,625,000           5,695,005            5,770,013
United States Treasury Notes
  6.50%             due 5/15/2005                         3,550,000           3,627,690            3,700,875
United States Treasury Notes
  6.50%             due 8/15/2005                         3,000,000           3,089,781            3,130,320
United States Treasury Notes
  6.875%            due 5/15/2006                         1,900,000           1,972,463            2,033,000
                                                                          -------------        -------------

     Total Government Securities                                             28,342,731           28,595,455
                                                                          -------------        -------------

Federal Agency Obligations  -- .14%

Federal National Mortgage Association
  6.41%             due 5/22/2000                         1,000,000             997,344            1,013,750
Federal National Mortgage Association
  5.5%              due 2/2/2001                          3,000,000           2,978,775            2,960,610
                                                                          -------------        -------------

     Total Federal Agency Obligations                                         3,976,119            3,974,360
                                                                          -------------        -------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997


                    Column A                                  Column B           Column C            Column D
                    --------                                  --------           --------            --------
                                                             Face Amount            Cost
                                                             or Number            Basis of
Name of Issuer and Title of Issue                          of Shares/Units      Investments          Fair Value
---------------------------------                          ---------------      -----------          ----------
Short-Term Investments  --  .03%

BT Pyramid Government Securities Cash Fund                       928,671       $     928,671       $     928,671
                                                                               -------------       -------------

        Total Government Securities Fund                                          33,247,521          33,498,486
                                                                               -------------       -------------
PHILIP MORRIS STOCK FUND  --  42.80%

Common Stock  --  41.66%

Tobacco  --  41.66%

Philip Morris Companies Inc.                                  27,146,005         552,253,198       1,228,356,726

Short-term Investments  --  1.14%

GEBT Short-Term Investment Fund                               33,679,046          33,679,046          33,679,046
                                                                               -------------       -------------

        Total Philip Morris Stock Fund                                           585,932,244       1,262,035,772
                                                                               -------------       -------------
INTERNATIONAL EQUITY FUND  --  1.98%

Japanese Equity Index Fund  --  .45%                             204,407          18,957,475          13,344,091
Non Japanese Equity Index Fund --  1.52%                         265,870          36,056,129          44,885,194
                                                                               -------------       -------------

        Total Equity Index Funds                                                  55,013,604          58,229,285
                                                                               -------------       -------------
Short-Term Investments --   .01%

GEBT Short-Term Investment Fund                                  221,545             221,545             221,545
                                                                               -------------       -------------

        Total International Equity Fund                                           55,235,149          58,450,830
                                                                               -------------       -------------
BALANCED FUND  --  4.27%

Balanced Fund  --  4.25%                                       9,428,381         114,680,409         125,303,190

Short-Term Investments -- .02%

GEBT Short-Term Investment Fund                                  503,476             503,476             503,476
                                                                               -------------       -------------

        Total Balanced Fund                                                      115,183,885         125,806,666
                                                                               -------------       -------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997


                    Column A                              Column B              Column C           Column D
                    --------                              --------              --------           --------
                                                         Face Amount              Cost
                                                         or Number              Basis of
Name of Issuer and Title of Issue                      of Shares/Units        Investments          Fair Value
---------------------------------                      ---------------        -----------          ----------
GROWTH EQUITY FUND  --  5.66%

Growth Equity Fund  --  5.64%                              14,470,210     $   174,419,967     $   166,407,417

Short-Term Investments -- .02%

GEBT Short-Term Investment Fund                               585,573             585,573             585,573
                                                                          ---------------     ---------------

        Total Growth Equity Fund                                              175,005,540         166,992,990
                                                                          ---------------     ---------------
PARTICIPANTS' LOAN ACCOUNT -- 1.42%

Loans to Participants -- 1.42%                             41,995,421          41,995,421          41,995,421
                                                                          ---------------     ---------------

        Total Participants' Loan Account                                       41,995,421          41,995,421
                                                                          ---------------     ---------------

        TOTAL INVESTMENTS                                                 $ 2,005,692,514     $ 2,948,580,040
                                                                          ===============     ===============